Mail Stop 3561

October 8, 2007

William J. Bush, Chief Financial Officer
Handheld Entertainment, Inc.
539 Bryant Street, Suite 403
San Francisco, California 94107

        Re: Handheld Entertainment, Inc.
               Revised Preliminary Proxy Statement on Schedule 14A
               Filed September 19, 2007
               File No. 1-32985

Dear Mr. Bush:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Proxy Statement on Schedule 14A

Notice of Consent Solicitation

1. We note your response to comment 2 in our letter dated September 13, 2007. Based upon the consent provided as Annex A to your document, it is unclear whether all shareholders will be asked to consent, withhold consent, or abstain to all six proposals as a group without the opportunity to decide on each proposal separately. In accordance with Rule 14a-4(a)(3) of the Exchange Act, please tell us what consideration you have given to unbundling these proposals to provide shareholders the opportunity to decide on each one separately. For further guidance, please see the Fifth Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (September 2004).

Structure of the Transaction, page 4

2. We note your response to comment 7 in our letter dated September 13, 2007. In your new disclosure, you describe all of the liabilities of eBaum's World that you and your subsidiary will assume. Additionally, please provide the dollar amount of these liabilities.

Will Handheld Entertainment Undergo of [sic] Change of Control?, page 7

3. We note your response to comment 8 in our letter dated September 13, 2007. In the first paragraph of this subsection, you state that the Nasdaq Capital Market may classify the acquisition as a reverse merger, which would require the combined company to meet Nasdaq's initial listing criteria. Also, in the second-to-last paragraph of this subsection, you state that Nasdaq orally informed you on September 17, 2007 that the acquisition would not require you to file a new initial listing application. Please disclose whether this oral pronouncement means that Nasdaq has determined that the acquisition will not be classified as a reverse acquisition.

Why are we seeking to increase the number of shares of our common stock?, page 12

4. We note your response to comment 9 in our letter dated September 13, 2007. You have not addressed that portion of the comment that asks you to provide an estimate of the number of authorized shares you will require to satisfy your known obligations. While we understand that the amount of stock you will be required to issue is variable, please provide disclosure providing a reasonable estimate, with appropriate assumptions about how you arrive at this amount as applicable.

Proposal 1 – Approval of the Issuance of Shares of Handheld's Common…, page 25

Background of the Acquisition, page 25

5. We note your response to comment 11 in our letter dated September 13, 2007. In the last paragraph on page 25, you state that in "early July 2007, the parties completed negotiations of the remaining terms of the definitive agreements." Please discuss these negotiations further by disclosing any meetings or other conversations surrounding these negotiations and by identifying each person attending any meetings or participating in any conversations.

6. We note your response to comment 12 in our letter dated September 13, 2007. In this regard, we note the new disclosure in the last sentence of your third-to-last paragraph on page 25. Additionally, please disclose that that you did not engage any investment banker for the purposes of undertaking negotiations or

financing the transaction, and you relied instead on the expertise of the experienced board and management members, as you indicate in your response.

7. We note your response to comment 20 in our letter dated September 13, 2007. In the second paragraph of your Background section, you state that visitors to the eBaum's World website averaged more than 10 minutes on the website per visit. However, based upon the Length of Visit source you provided us under separate cover, it appears that only 21.76% of the visits to the website lasted longer than 10 minutes. Please tell us why you believe the average visit to eBaum's World is more than 10 minutes when only 21.76% of visits to the website lasted more than 10 minutes.

    Also, in this paragraph and on page 26, you state that eBaum's World has a large and loyal following. However, based upon your Visitor Loyalty source, over half of the people who visited eBaum's World's website did so only three times or less, and, based upon the Merrill Lynch source, the traffic to eBaum's World's website was down 18.9% in March 2007. Please discuss how you interpreted these sources to mean that eBaum's World has a large and loyal following based upon these sources.

Representations and Warranties, page 32

8. We note your response to comment 22 in our letter dated September 13, 2007. We note the last sentence in the last paragraph on page 32. Please confirm for us your understanding that you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading.

    Also, we note your disclosure in the last paragraph on page 32 in which you state that the "representations and warranties have been made solely for the benefit of the parties in connection with the asset purchase agreement and are not intended to be relied upon by any other person, including our stockholders." It appears that this sentence was included because the representations and warranties are subject to exceptions and qualifications in the asset purchase agreement or disclosure schedules, as discussed in the subsequent sentence. If so, please revise this sentence to clearly indicate this. Otherwise, please revise to remove any potential implication that the referenced asset purchase agreement, or any descriptions of its terms, does not constitute public disclosure under the federal securities laws.

Conditions Precedent to the Acquisition, page 33

9. We reissue comment 24 in our letter dated September 13, 2007. Please discuss whether there is any material uncertainty as to any of the conditions to the completion of the acquisition or purchase obligation.

Proposal 3 – Sale of the Convertible Debentures and Warrants, page 46

10. We note your response to comment 29 in our letter dated September 13, 2007. Please provide additional disclosure to shareholders indicating how many monthly payments of principal and interest will be required to be made over the life of the debentures and provide an aggregate number of shares that would be required to be issued for all principal and interest payments made assuming the ranges you have provided in the charts presented in order to give greater context to your statements on page 7 that YA Global Investments would own an unlimited number of shares of your common stock.

    Please provide similar disclosure relating to the total possible profit that could be achieved by YA Global, assuming the closing price of your shares on August 31, 2007.

11. We note your response to comment 32 in our letter dated September 13, 2007. Please include that response in your document or tell us why it would be inappropriate for you to do so. In doing so, please revise your disclosure to indicate whether you anticipate making payments of principal and interest in cash or in stock when such amounts come due in the near future.

                    *   *   *   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendments and responses to our comments.

If you have any questions, please call John Fieldsend, Staff Attorney, at (202) 551-3343, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Harvey J. Kesner, Esq.
        Haynes & Boone, LLP
        Via Facsimile